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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_____________________________________________
                                              :
          In the Matter of                    :         CERTIFICATE
                                              :              of
    CNG TRANSMISSION CORPORATION              :         NOTIFICATION
     Clarksburg, West Virginia                :            NO. 20
                                              :         ____________
         CNG IROQUOIS, INC.                   :
                                              :         TRANSACTIONS
         File No. 70-7641                    :         DURING PERIOD
(Public Utility Holding Company Act of 1935)  :
_____________________________________________          October 1, 1995
                                                           through
                                                      December 31, 1995

TO THE SECURITIES AND EXCHANGE COMMISSION:
	By orders dated January 9, 1991, February 28, 1991 and May 7, 1991 (HCAR Nos. 25239, 25263 and 25308, respectively) ("Orders"), in the above-captioned proceeding, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of CNG Transmission Corporation ("Transmission") and
CNG Iroquois, Inc. ("CNGI"), as amended, to become effective, thereby authorizing Transmission to provide, through June 30, 1993, up to $35,000,000 of financing to CNGI through the purchase of common stock of CNGI and/or the making of open account advances to CNGI. Transmission and CNGI were also authorized by the Orders to provide, through June 30, 1993, up to $35,000,000 in guaranties and indemnities on behalf of CNGI and Iroquois Gas Transmission System, L. P. ("Iroquois"), respectively, at any one time. The purpose of the financing was to provide funds to CNGI for use relating to its 9.4% general partnership interest in Iroquois, which was formed to construct and own an interstate natural gas pipeline extending from the Canadian border to Long Island, New York.


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	By order dated July 6, 1993 (HCAR No. 25845), the Commission extended the above-mentioned authorizations through June 30, 1996, up to an aggregate amount of $20 million.  In addition, the Commission pursuant to such Order authorized
CNGI and Transmission to obtain letters of credit and/or enter into reimbursement agreements on behalf of Iroquois and CNGI respectively.
	This Certificate is filed in accordance with Rule 24 as notification that the following transactions authorized by the Orders have been carried out during the reporting quarter in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and the
Orders.
	(1)	Transmission purchased no shares of common stock during the quarter.
As of this date, CNGI has 1,494 shares of common stock outstanding.
	(2)	No open account advances were made by Transmission to CNGI during the quarter, and no such open account advances were outstanding as of
		this date.
	(3)	CNGI made a capital contribution of $420,650 to Iroquois during this quarter of 1995.  As of this date, CNGI has cumulatively made
$17,619,924 of equity contributions to Iroquois.
	(4)	$1,410,000 was received from Iroquois during this quarter of 1995
(representing CNGI's share from the partnership distribution).


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	The "past-tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all of the transactions authorized pursuant to said Orders have consummated.

			CNG TRANSMISSION CORPORATION
			CNG IROQUOIS, INC.


			J. M. Hostetler
			Their Attorney

Dated this 31st day
of January, 1996